               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         --------------

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                       (Amendment No. 11)


                 American Financial Group, Inc.
       ---------------------------------------------------
                        (Name of Issuer)


                   Common Stock, No Par Value
       ---------------------------------------------------
                 (Title of Class of Securities)


                           025932 10 4
       ---------------------------------------------------
                         (CUSIP Number)


                     James C. Kennedy, Esq.
                     One East Fourth Street
                     Cincinnati, Ohio 45202
                         (513) 579-2538
       ---------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                           See Item 5
       ---------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [   ].

                       Page 1 of 14 Pages

CUSIP  NO.  025932 10 4           13D             Page  2  of  14
Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER

          3,432,933  (See Item 5),

8    SHARED VOTING POWER

             0

9    SOLE DISPOSITIVE POWER

          3,737,633  (See Item 5)

10   SHARED DISPOSITIVE POWER

             0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          3,737,633  (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.5% (See Item 5)

14   TYPE OF REPORTING PERSON*

          IN

CUSIP  NO.  025932 10 4       13D         Page  3  of  14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Carl H. Lindner III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER

          4,929,804 (See Item 5)

8    SHARED VOTING POWER

             0

9    SOLE DISPOSITIVE POWER

          5,379,258 (See Item 5)

10    SHARED DISPOSITIVE POWER

             0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          5,379,258 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.3% (See Item 5)

14    TYPE OF REPORTING PERSON*

          IN

CUSIP  NO.  025932 10 4     13D       Page  4  of  14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER

          4,807,786 (See Item 5)

8    SHARED VOTING POWER

             0

9    SOLE DISPOSITIVE POWER

          5,257,240 (See Item 5)

10    SHARED DISPOSITIVE POWER

             0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          5,257,240 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.1% (See Item 5)

14    TYPE OF REPORTING PERSON*

          IN

CUSIP  NO.  025932 10 4           13D       Page  5  of  14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER

          7,012,910 (See Item 5)

8    SHARED VOTING POWER

              0

9    SOLE DISPOSITIVE POWER

          7,462,364 (See Item 5)

10    SHARED DISPOSITIVE POWER

              0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           7,462,364 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.9% (See Item 5)

14    TYPE OF REPORTING PERSON*

          IN

      This Amendment No. 11 to Schedule 13D is filed on behalf of Carl H. Lindner and his sons Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively the "Lindner Family" or the "Reporting Persons"). Items not included in this amendment are either not amended or are not applicable.

Item 1.   Security and Issuer.

      This Statement relates to shares of Common Stock, no par value per share ("Common Stock"), of American Financial Group, Inc., an Ohio corporation ("American Financial" or the "Company"). The principal executive offices of American Financial are located at One East Fourth Street, Cincinnati, Ohio 45202.

Item 4.   Purpose of Transaction.

      The Reporting Persons consider American Financial Common Stock to be an attractive investment. The Company is authorized to purchase up to five million shares of Common Stock from time to time under a repurchase program adopted by its board of directors. In addition, the Reporting Persons may acquire additional shares of American Financial Common Stock in open market purchases or privately negotiated transactions.

      Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     As of May 31, 2000, the Lindner Family beneficially owned an aggregate of 21,836,495 shares (or approximately 37.3%) of the outstanding American Financial Common Stock as follows:

                      Number        Percent       Ownership
 Holder              of Shares      of Class      Interest (a)


Carl H. Lindner      3,737,633 (b)    6.5%            6.5%
Carl H. Lindner III  5,379,258 (c)    9.3%           10.5%
S. Craig Lindner     5,257,240 (d)    9.1%           10.5%
Keith E. Lindner     7,462,364 (e)   12.9%           10.5%

     Total:              21,836,495

(a) This column indicates the ownership percentages for Messrs. Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner before attributing the shares held in various trusts for the benefit of the minor children of Carl H. Lindner III and S. Craig Lindner (for which Keith E. Lindner acts as trustee with voting and investment power) to Keith E. Lindner.

(b) Includes 2,194,536 shares held by his spouse, 85,591 shares held in a charitable foundation over which shares he holds voting and investment power, 304,700 shares which may be acquired within 60 days through the exercise of listed options, and excludes 7,166,161 shares held in trusts, the grantor of which is his spouse, and the beneficiaries of the trust are Mrs. Lindner and their sons Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner, but for which third parties act as trustee with voting and investment power.

(c) Includes 19,826 shares held by a trust over which his spouse has voting and investment power, 449,454 shares which may be acquired within 60 days through the exercise of options granted under the American Financial Stock Option Plan (the "Option Plan"). Does not include 653,696 shares which are held in various trusts for the benefit of his minor children for which Keith E. Lindner acts as trustee with voting and investment power.

(d) Includes 74,377 shares held by his spouse as custodian for their minor children or in a trust over which his spouse has voting and investment power and 449,454 shares which may be acquired within 60 days through the exercise of options granted under the Option Plan. Does not include 775,714 shares which are held in various trusts for the benefit of his minor children for which Keith E. Lindner acts as trustee with voting and investment power.

(e) This number includes 738 shares held in a trust over which his spouse has voting and investment power, 449,454 shares which may be acquired within 60 days through the exercise of options granted under the Option Plan and 1,429,410 shares (described in footnotes (c) and (d) above), which are held in various trusts for the benefit of the minor children of his brothers, Carl H. Lindner III and S. Craig Lindner over which Keith E. Lindner has sole voting and investment power but no financial interest.

      Not included in to the shares set forth in the foregoing table, subsidiaries of American Financial beneficially own 18,666,614 shares of American Financial Common Stock and hold an additional 1,364,767 shares to satisfy certain claims against the predecessor of American Financial. As a result, these shares are not deemed to be outstanding for purposes of determining the ownership percentages of the Lindner Family, nor are the Reporting Persons entitled to vote such shares.

      Within  the past 60 days, Carl H. Lindner acquired American
Financial Common Stock as follows:

                                       Number of    Price Per
     Date      Nature of Transaction    Shares        Share
    4/4/00         From GRAT (a)       682,749         N/A
   5/18/00       RASP Distribution         381       $26.75


(a) A trust, the grantor of which is the spouse of Carl H. Lindner, and the beneficiaries of the trust are Mrs. Lindner and their sons Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner, but for which a third party acts as trustee with voting and investment power.

      On April 6, 2000, Edyth Lindner gave 738 shares of American Financial Common Stock to each of her sons, daughters-in-laws and grandchildren. On May 15, 2000, both Thomas M. Hunt and Theodore
H. Emmerich exercised an option to purchase 1,091 shares of Common Stock at $21.6611. On May 23, 2000, Fred J. Runk purchased 439 shares of Common Stock at $24.39.

     Except as set forth in this Item 5 and prior amendments to this Schedule 13D, to the best knowledge and belief of the undersigned, no transactions involving American Financial Common Stock have been effected during the past 60 days by the Reporting Persons.

Item 6.       Contracts,    Arrangements,    Understandings    or
     Relationships with Respect to Securities of the Issuer.

     None.

Item 7.   Material to be filed as Exhibits.

          (1) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

          (2)   Agreement required pursuant to Regulation Section
          240.13d-1(f)(1)   promulgated  under   the   Securities
          Exchange Act of 1934, as amended.

      After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    May 7, 2000

                            *  Carl H. Lindner
                           -------------------------------
                               Carl H. Lindner

                            *  Carl H. Lindner III
                           -------------------------------
                               Carl H. Lindner III

                            *  S. Craig Lindner
                           -------------------------------
                               S. Craig Lindner

                            *  Keith E. Lindner
                           -------------------------------
                               Keith E. Lindner

* By:   Karl J. Grafe
       ---------------------------
        Karl J. Grafe
        Attorney-in-Fact

Exhibit 1



                        POWER OF ATTORNEY
                        -----------------




      I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Carl H. Lindner
                    -----------------------------------
                         Carl H. Lindner

                        POWER OF ATTORNEY
                        -----------------



      I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Carl H. Lindner III
                    -----------------------------------------
                         Carl H. Lindner III

                        POWER OF ATTORNEY
                        -----------------




      I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  S. Craig Lindner
                    -----------------------------------------
                         S. Craig Lindner

                        POWER OF ATTORNEY
                        -----------------



      I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Keith E. Lindner
                    -----------------------------------------
                         Keith E. Lindner

Exhibit 2
                            AGREEMENT

      This Agreement executed this 7th day of April, 1995, is by and among Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III),
S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

      WHEREAS, as of the date of this Agreement, the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

     NOW THEREFORE BE IT RESOLVED, that CHL, CHL III, SCL and KEL do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of any of them pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.


               /s/ Carl H. Lindner
               ---------------------------------
                   Carl H. Lindner


               /s/ Carl H. Lindner III
               ---------------------------------
                   Carl H. Lindner III


               /s/ S. Craig Lindner
               ---------------------------------
                   S. Craig Lindner


               /s/ Keith E. Lindner
               -------------------------------------
                   Keith E. Lindner